Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stem, Inc. Announces Board of Directors for Post-Merger Public Company

Board of Directors further strengthens Stem’s domain expertise in renewable energy generation, energy storage, technology, energy infrastructure and climate solutions

MILLBRAE, Calif. – February 18, 2021 – Stem, Inc. (“Stem”), a global leader in artificial intelligence (AI)-driven clean energy storage systems, today announced its Board of Directors for the combined company that will result from its previously announced merger with Star Peak Energy Transition Corp. (“Star Peak”) (NYSE: STPK), a publicly-traded special purpose acquisition company, expected to be completed during the first quarter of 2021.

“We have assembled a best-in-class Board of Directors comprised of seasoned energy, technology and policy leaders,” said John Carrington, Chief Executive Officer of Stem. “The collective experience of the board candidates in renewable energy generation, energy storage, grid services, technology, energy infrastructure, and policy and climate solutions provides Stem with deep domain expertise that will guide our Company’s global growth strategy and long-term vision as a publicly-traded company.”

Stem’s post-merger Board of Directors will be comprised of eight (8) members, seven (7) of whom are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Individuals to comprise Stem’s post-combination Board of Directors include the following:

•	Mr. John Carrington, Chief Executive Officer and Director
•	Mr. David Buzby, Chairman
•	Mr. Adam E. Daley
•	Mr. Michael C. Morgan
•	Mr. Anil Tammineedi
•	Ms. Lisa L. Troe
•	Dr. Laura D’Andrea Tyson
•	Ms. Jane Woodward

Additional Information on Board Members

John Carrington is Chief Executive Officer and Director for Stem. Mr. Carrington leads the energy storage and analytics movement at Stem. Mr. Carrington has more than 25 years of leadership experience at technology, energy, and industrial companies. In 2011, Mr. Carrington joined Stem from MiaSole, the world’s largest CIGS-based thin film solar company. From 2011 to 2013, Mr. Carrington served as Chief Executive Officer and Director at MiaSole. Prior to MiaSole, from 2008 to 2009 Mr. Carrington was Executive Vice President of Marketing and Business Development at First Solar, where he grew the company’s revenue from $250 million to more than $2 billion, and opened markets in the U.S., Asia and Europe. From 1991 to 2008, Mr. Carrington worked at General Electric, most recently as General Manager and Chief Marketing Officer of the $7 billion GE Plastics, where he led global innovation, new technology efforts and product strategy. He was also part of a small team that led the sale of the GE Plastics business to Sabic for $12B. He is an alumnus of the University of Colorado, where he earned his B.A. in Economics.

David Buzby has been starting, building, and investing in 12 climate transition businesses over the last 30 years with an emphasis on renewable energy generation, energy storage/grid services and e-commerce. These companies have been at the forefront of financial innovation in the climate transition industry, developing the world’s first commercial and solar PPAs, and energy storage as a service agreements. The innovations not only created industry leading platform companies (SunRun, Stem, SunEdison), but also attracted hundreds of billions of capital to business models that propelled overall industry growth. Mr. Buzby has been on the Board of Stem since 2010, Leading Edge Equipment Technologies since 2017, Cambrian Innovation from 2016 to 2020 and ParagonClinicals since 2020. He was founder and CEO of Bright Plain Renewable Energy from 2011 – 2016, as well as a member of the Investment Committee at the PRIME Coalition. He has previously been a founding investor and director of SunRun (NASD: RUN), SunEdison (NYSE: SUNE), Valueclick (NASD: VCLK), Prevalent Power, Resource Holdings and Best Internet. David has an M.B.A. from the Harvard Business School and a B.A. from Middlebury College.

Adam E. Daley is a Partner at Magnetar Capital, Co-Head of Magnetar’s Energy & Infrastructure Group and a member of Magnetar’s management and investment committees. Since joining Magnetar at its inception in 2005, Mr. Daley has been focused primarily on the sourcing, execution and management of various investments in the energy, energy infrastructure and renewables sectors. Mr. Daley is currently a director of STPK. Prior to joining Magnetar, he was an investment banker at Citigroup’s Global Corporate and Investment Bank, where he was responsible for executing a variety of corporate finance transactions. Mr. Daley also currently serves on the boards of directors of Star Peak Corp II (NYSE: STPC), Double Eagle Energy III, LLC, Vesper Energy Development LLC, and DoublePoint Energy, LLC. Mr. Daley earned a B.S. in Finance with High Honors from the University of Illinois.

Michael C. Morgan is the Chairman of Star Peak Energy Transition Corp. In 2008, Mr. Morgan co-founded Triangle Peak Partners, LP, a multi-strategy asset management firm focused on venture capital and growth equity, and he currently serves as its Chairman and Chief Executive Officer. Since 2004, Mr. Morgan has also served as President and Chief Executive Officer of Portcullis Partners, LP, a private investment partnership and one of Triangle Peak Partners’ largest limited partners. Mr. Morgan currently serves as the lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America. Mr. Morgan joined Kinder Morgan at its founding in 1997 and headed Kinder Morgan’s corporate development efforts until 2001, completing 23 acquisitions worth over $5 billion. He then served as President of KMI until 2004. Mr. Morgan has also served on the board of Sunnova Energy International, Inc. (NYSE: NOVA), a leading residential solar and energy storage company since June of 2019. Mr. Morgan currently serves on the board of directors of Star Peak Corp II (NYSE: STPC) and is a frequent volunteer at Stanford University, currently serving as the national chair of The Stanford Fund, as co-chair of the Precourt Energy Institute Advisory Council, and on several other advisory committees. Mr. Morgan received an M.B.A. from Harvard Business School, and B.A. in Economics and an M.A. in Sociology from Stanford University.

Anil Tammineedi has been with Angeleno Group, a leading global investment firm focused on high growth clean energy and climate solutions companies, since 2008, where he leads investments across several sectors including sustainable mobility, energy storage, resource efficiency and smart infrastructure. Mr. Tammineedi currently serves on the Boards of Stem, Critigen and Patriot Environmental Services and is a Board Observer at mPrest. Mr. Tammineedi has several years of technology and operating experience at Broadcom, where he worked from 1999 to 2006, in product development and management roles related to semiconductors targeting communications, mobile and power management applications. Mr. Tammineedi has an M.B.A. from the UCLA Anderson School of Management, where he also currently serves as a Faculty Advisor to the Business Creation Option of the capstone project, and a M.S. from Iowa State University.

Lisa L. Troe is a Senior Managing Director of Athena Advisors LLC, a business advisory firm she co-founded in 2014 that provides services in securities litigation, public company accounting, financial reporting and disclosure, auditing, compliance systems, enterprise risk management, and other business needs and strategies. From 2005 through 2013, Ms. Troe was a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm. From 1995 through 2005, Ms. Troe served on the staff of the U.S. Securities and Exchange Commission’s Pacific regional office, including seven years as an Enforcement Branch Chief and six years as Regional Chief Enforcement Accountant. Prior to joining the SEC, Ms. Troe was an auditor at a Big Four public accounting firm and held corporate accounting and financial positions in the fossil fuels energy industry. Ms. Troe serves as a director and the audit committee chair of Magnite, Inc. (Nasdaq: MGNI), an independent platform that employs machine learning algorithms for the purchase and sale of digital advertising, joining the board shortly before the company’s public offering in 2014. Ms. Troe has served on private company boards as a director and audit committee chair. Ms. Troe received her B.S. in Business Administration with honors from the University of Colorado.

Laura D’Andrea Tyson is a Distinguished Professor of the Graduate School and Professor Emeritus at the Haas School of Business at the University of California at Berkeley, positions she has held since 2016. She has also been the Chair of the Board of Trustees and Steering Committee Member of the Blum Center for Developing Economies since 2007, and is currently the Faculty Director of the Berkeley Haas Blockchain Initiative and the co-Faculty Director of the Sustainable and Impact Finance Initiative at the Haas School of Business since 2019. Dr. Tyson is currently serving as a director of the CBRE Group, Inc. (NYSE: CBRE), the world’s largest commercial real estate services and investment firm, having acted on the acquisition committee from joining the board in 2010 to 2014 and currently acting on the audit committee since 2014. She also serves on the board of directors of Lexmark International Inc., an American company that manufactures laser printers and imaging products, and Apex Swiss Holdings, SARL since 2017. Dr. Tyson also served on the board of directors of AT&T (NYSE: T) from 1999 to 2020, Morgan Stanley (NYSE: MS) from 1997 to 2016, and Silver Springs Networks, Inc. (NYSE: SSNI), a provider of smart grid products, from 2009 to its acquisition by Itron in 2018. Dr. Tyson has also been a board member of the Haas School of Business since 2020, the Philanthropy University since 2019, SeriousFun Children’s Network since 2020, Opportunity Institute since 2016 and the Sustainability Accounting Standards Board Foundation since 2017. Dr. Tyson was a member of President Bill Clinton’s cabinet from 1993 to 1996 and was the first woman to serve in the position of Chair of the President’s Council of Economic Advisors, from 1993 to 1995, and Director of the White House National Economic Council, from 1995 to 1996. Dr. Tyson received her B.A. from Smith College and holds a Ph.D. in Economics from the Massachusetts Institute of Technology.

Jane Woodward is a Founder and Managing Partner of MAP Energy. MAP is one of the longest-standing private energy investment fund management firms in the U.S. MAP began investing in natural gas mineral rights in 1987, wind energy in 2004, utility scale solar in 2015 and energy storage in 2017. In December 2020, MAP sold its renewable energy and energy storage assets under management to Global Infrastructure Partners (GIP). Ms. Woodward is also currently an adjunct professor of civil and environmental engineering at Stanford University and has over 30 years of experience developing and teaching energy classes at Stanford University. Ms. Woodward also serves on the Precourt Institute for Energy Advisory Council at Stanford University. Prior to founding MAP and teaching at Stanford, Ms. Woodward worked as an exploration geologist with ARCO Exploration Company and later as a petroleum engineering consultant to Stanford University’s endowment. Ms. Woodward received her B.A. in Geological Sciences from the University of California, Santa Barbara, and holds a Master’s degree in Applied Earth Science and M.B.A. from Stanford University.

Stem and Star Peak Business Combination Update

Stem remains on track to complete its previously announced merger with Star Peak Energy Transition Corp. (NYSE: STPK) (“Star Peak”) in the first quarter of 2021. Upon closing, the combined company will be named Stem, Inc. and remain listed on the New York Stock Exchange under the new ticker symbol “STEM.”

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About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril L.P., Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit https://stpk.starpeakcorp.com/.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Star Peak has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of Star Peak’s common stock in connection with Star Peak’s solicitation of proxies for the vote by Star Peak’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Stem’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Star Peak, Stem and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Star Peak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor, Evanston, IL 60201. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Star Peak and its directors and officers may be deemed participants in the solicitation of proxies of Star Peak’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Star Peak’s executive officers and directors in the solicitation by reading the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Star Peak’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination.

Media Contact – Stem
Cory Ziskind, ICR, Inc.
stemPR@icrinc.com

Laurie Gibson, Kickstart Consulting
lgibson@kickstartconsulting.com

Investor Contact – Stem
Marc Silverberg, ICR, Inc.
stemIR@icrinc.com

Contacts – Star Peak
Tricia Quinn
Courtney Kozel
info@starpeakcorp.com
847 905 4400